

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

February 12, 2016

Eric Duenwald
President and Principal Executive Officer
RFS Holding, L.L.C.
777 Long Ridge Road
Stamford, CT 06902

> **Re:** **RFS Holding, L.L.C.**
> **Amendment No. 2 to Registration Statement on Form SF-3**
> **Filed February 5, 2016**
> **File No. 333-206176**

Dear Mr. Duenwald:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2016 letter.

Form SF-3

The Trust Portfolio

Representations and Warranties of the Depositor, page 81

1. We note your revised language on page 84 that the depositor will be permitted at between 60 and 120 days to cure a breach after notice of such breach is provided by the indenture trustee acting at the direction of noteholders (including note owners) of at least 66 2/3% of the outstanding principal amount of notes of all series). We also note your revised language on page 102 under the heading "Repurchase of Receivables – Dispute Resolution Procedures" in response to prior comment 7 which states that "[i]f a request for repurchase of a receivable has not been fulfilled or otherwise resolved within 180 days of the receipt of notice of the request, the person making the repurchase request, including any verified note owner (a "requesting party"), may refer the matter, at its discretion, to either mediation (including non-binding arbitration) or arbitration." Based on these two statements, it is unclear if a single investor is able to directly submit a

repurchase request or if a certain percentage of investors is required to submit a repurchase request and may only do so through the indenture trustee. Please revise your disclosure as appropriate to clarify: (i) whether an individual investor may submit a repurchase request to the bank or the depositor or a specified percentage of investors is required to submit a repurchase request and (ii) how an individual investor, or specified percentage of investors, if applicable, would make such a request.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Julie Gillespie, Mayer Brown LLP